SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                            FORM 11-K

[X]  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934 for the fiscal year ended December 31, 1993.

                               or

[ ]  Transition Report pursuant to Section 15(d) of the
     Securities Exchange Act of 1934 for the transition period from _____________ to _______________.

Commission File Number:  0-12634

Commonwealth Bancshares Corporation 401(k) Plan
(Full title of the plan)

Meridian Bancorp, Inc.
35 North 6th Street
Reading, PA  19601
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code: (610) 655-2000

Notices and communications from the Securities and Exchange
Commission relative to this report should be forwarded to:

Meridian Bancorp, Inc.
One Meridian Boulevard
Wyomissing, PA  19610

Attention:  Barbara A. Espeland

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
607 Washington Street
Reading, PA  19601

Item 1.   Financial Statements and Exhibits

          a.   Financial Statements*

               1.   Report of Parente, Randolph, Orlando, Carey &
                    Associates.

               2.   Audited Statement of Net Assets Available for
                    Benefits as of December 31, 1993 and 1992.

               3.   Audited Statement of Changes in Net Assets
                    Available for Benefits for each of the years in the three year period ended December 31, 1993.

               4.   Notes to Financial Statements.

          b.   Exhibits

               1.   Consent of Parente, Randolph, Orlando,
                    Carey & Associates *






     *    To be filed by amendment as permitted by General
          Instruction A.

                           SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Commonwealth Bancshares Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   COMMONWEALTH BANCSHARES
                                   CORPORATION 401(k) PLAN



Date:  March 29, 1994              By /s/Michael H. Cattuti
                                        Michael H. Cattuti

                          Exhibit Index




               Exhibit                       Page Number in
                                        Manually Signed Original

1.   Consent of Parente, Randolph,                *
     Orlando, Carey & Associates










     *To be filed by amendment.